UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________.
Commission File No. 1-768
CATERPILLAR 401(K) SAVINGS PLAN (Full title of the plan and the address of the plan, if different from that of the issuer named below)
CATERPILLAR INC. 100 NE Adams Street, Peoria, Illinois 61629 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Caterpillar 401(k) Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2014 and 2013

Caterpillar 401(k) Savings Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm
Financial Statements
Statements of Net Assets Available for Benefits, December 31, 2014 and 2013	1
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2014	2
Notes to Financial Statements, as of December 31, 2014 and 2013 and for the Year Ended December 31, 2014	3
Supplemental Schedules
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2014	19
Schedule G, Part III - Nonexempt Transactions for the Year Ended December 31, 2014	20
Signatures	21
Exhibit Index
23.1 - Consent of Independent Registered Public Accounting Firm

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants, Plan Administrator
and Benefit Funds Committee of the
Caterpillar 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Caterpillar 401(k) Savings Plan (the “Plan”) at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 and the Schedule G, Part III - Nonexempt Transactions for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 and the Schedule G, Part III - Nonexempt Transactions for the year ended December 31, 2014 are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Peoria, Illinois
June 26, 2015

Caterpillar 401(k) Savings Plan
Statements of Net Assets Available for Benefits December 31, 2014 and 2013

(in thousands of dollars)	2014	2013
Investments
Interest in the Master Trust	$5,333,876	$5,025,708
Other investments – participant directed brokerage accounts	264,520	209,359
Total investments	5,598,396	5,235,067
Receivables
Notes receivable from participants	86,458	78,176
Participant contributions receivable	618	—
Employer contributions receivable	57,720	56,882
Other receivable	—	5,552
Receivables for securities sold – participant directed brokerage accounts	2,067	3,747
Total receivables	146,863	144,357

Cash	437	1,269

Total assets	5,745,696	5,380,693
Liabilities
Payables for securities purchased – participant directed brokerage accounts	(3,364)	(4,117)

Net assets available for benefits, at fair value	5,742,332	5,376,576
Adjustment from fair value to contract value for the Master Trust's investment in fully benefit-responsive synthetic guaranteed investment contracts	(648)	(1,131)
Net assets available for benefits	$5,741,684	$5,375,445

The accompanying notes are an integral part of these financial statements.

Caterpillar 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2014

(in thousands of dollars)	2014
Investment income (loss)
Plan interest in net investment income (loss) of the Master Trust	$274,091
Net appreciation (depreciation) in fair value of investments from participant directed brokerage accounts	(3,142)
Net investment income (loss)	270,949
Interest and dividend income
Interest income on notes receivable from participants	3,497
Interest and dividend income from participant directed brokerage accounts	9,727
Total interest and dividend income	13,224
Contributions
Participant	247,242
Employer	182,432
Total contributions	429,674
Deductions
Participant withdrawals	(343,871)
Administrative expenses	(4,575)
Total deductions	(348,446)

Increase (decrease) in net assets available for benefits	365,401

Transfers
Transfers from (to) other plans, net	838

Net increase (decrease) in net assets available for benefits	366,239
Net assets available for benefits
Beginning of year	5,375,445
End of year	$5,741,684

The accompanying notes are an integral part of these financial statements.

Caterpillar 401(k) Savings Plan
Notes to Financial Statements December 31, 2014 and 2013

1.	Plan Description
The following description of the Caterpillar 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for more complete information regarding the Plan.

General
The Plan is a profit sharing plan that includes a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code ("IRC") and is an "employee stock ownership plan", within the meaning of IRC Section 4975(e)(7). The Plan is maintained by Caterpillar Inc. (the “Company”), and enables eligible employees of the Company and its subsidiaries that adopt the Plan (the “participating employers”) to accumulate funds for retirement. The Plan is governed by the provisions of the Employee Retirement Income Security Act, as amended (“ERISA”).

Participation
Management, salaried and non-bargained hourly employees of the participating employers on U.S. payroll who meet certain age and service requirements and who are designated for participation by the Company, are eligible to participate in the Plan. Participating eligible employees (the “participants”) elect to defer a portion of their eligible compensation through pre-tax and after-tax contributions. For determination of which employer contribution provisions of the Plan are applicable, participants are divided into “Group 1A and 1B Participants”, “Group 2A and 2B Participants” and “Group 3 Participants”. These groups are described as follows:

Group 1A Participants - Currently, there are no Plan participants classified as Group 1A Participants. Participation in this group will be defined in the Plan document, through an amendment, at a later date.

Group 1B Participants - Plan participants who are not part of Group 1A, Group 2A, Group 2B or Group 3, are classified as Group 1B Participants.

Group 2A Participants - Plan participants who, as of January 1, 2011, continue to accrue pension benefits or are eligible to continue to accrue pension benefits upon returning from a leave of absence under the final earnings formula or the credited service formula of the Caterpillar Inc. Retirement Income Plan ("RIP") or the Solar Turbines Incorporated Retirement Plan. Pension benefit accruals for these participants will cease on January 1, 2020, at which time these participants will become Group 1B Participants.

Group 2B Participants - Plan participants who, as of January 1, 2011, continue to accrue pension benefits or are eligible to continue to accrue pension benefits upon returning from a leave of absence under the pension equity formula of RIP. Pension benefit accruals for these participants will cease on January 1, 2020, at which time these participants will become Group 1B Participants. In addition, management, salaried and non-bargained employees at certain locations specified within the Plan document are included within this group.

Group 3 Participants - Currently, there are no Plan participants classified as Group 3 Participants. Participation in this group will be defined within the Plan document, through an amendment, at a later date.

Changes to Investment Options
On December 15, 2014, the core investment options and the model portfolios available under the Plan were replaced with a series of custom target date retirement funds (the “Target Retirement Funds”) and a new menu of core investment options. A re-election window was provided to allow participants to make an active election to direct how existing balances and future contributions would be invested in the new investment option line-up. On December 15, 2014, existing balances and future contributions were automatically invested in the Target Retirement Fund closest to the year in which the participant turns age 65, unless a different investment election was made by the participant during the re-election window. Existing balances and future contributions in the Caterpillar Stock Fund and existing balances in the participant directed brokerage option were not subject to the default investment option and remained in the respective accounts. See Note 3 for further information on the investment options.

Contributions
All Plan participants (i.e., Group 1A and 1B Participants, Group 2A and 2B Participants and Group 3 Participants) are eligible to make participant contributions through a pre-tax deferral arrangement and an after-tax Roth 401(k) arrangement as elected by each participant. Participants who are at least 50 years old by the end of the calendar year are allowed to make a catch-up contribution for that year. Contributions are subject to certain limitations set by the IRC.

Group 1A and Group 2A Participants also are eligible for employer matching contributions which are 50 percent of participant 401(k) contributions up to a maximum of 6 percent of eligible compensation. Group 1B and Group 2B Participants also are eligible for employer matching contributions which are 100 percent of participant 401(k) contributions up to a maximum of 6 percent of eligible compensation. Group 3 Participants are not eligible for matching contributions.

In addition, Group 1A and 1B Participants are eligible for an annual employer non-elective contribution. The non-elective contribution is based on a point system calculated on the last day of each Plan year which is the sum of the participant's age plus years of benefit service. Based upon the participant's point total, a non-elective contribution of 3, 4 or 5 percent of base and annual incentive pay will be made after the close of the Plan year. In order to receive the annual non-elective contribution, the participant must complete a year of benefit service and be employed by the Company or a participating employer on December 31st of the Plan year for which the contribution relates. The non-elective contribution is included as an Employer contributions receivable on the Statements of Net Assets Available for Benefits and was $51.1 million and $49.2 million for the 2014 and 2013 Plan years, respectively. Group 2 Participants and Group 3 Participants are not eligible for the annual employer non-elective contribution.

Participants direct the investment of their contributions, employer matching and employer non-elective contributions into various investment options offered by the Plan as discussed in Note 3. Participants generally may change their contribution elections and prospective investment elections on a daily basis and reallocate the investment of their existing account balance either daily or every seven business days (if subject to applicable trading restrictions) depending on the investment.

Newly eligible employees are subject to an automatic enrollment process. Unless electing otherwise, employees who become newly eligible will be enrolled with a default 6 percent deferral of their eligible base and incentive pay, and their default investment election is to the Target Retirement Fund closest to the year in which the employee turns age 65. The automatic enrollment process has an automatic escalation feature whereby newly eligible employees will have their default 6 percent deferral of base pay increase 1 percent each year until the employee is contributing 15 percent, unless the employee elects otherwise. Prior to the changes made to the investment options on December 15, 2014, the default investment election was to the Model Portfolio - Moderately Aggressive Fund.

Participant Accounts
Accounts are separately maintained for each participant. The participant's account is credited with the participant's contributions, employer matching contributions, employer non-elective contributions, Plan earnings/losses and charged with administrative expenses. Participants are entitled to the benefit that can be provided from the participant's vested account.

Vesting and Distribution Provisions
Participants are fully vested in their participant contributions, employer matching contributions and related earnings thereon. Participants fully vest in the employer non-elective contributions and the earnings thereon after being credited with three years of benefit service. The Plan provides for 100 percent vesting of the employer non-elective contributions and the earnings thereon, upon a participant's death while actively employed or a participant's death while performing qualified military service. Company contributions forfeited by terminated participants are used to reduce future Company contributions to the Plan. Upon termination of employment for any reason, including death or retirement, the balance in participants' accounts is distributable in a single lump sum cash payment unless the participant (or beneficiary) elects to receive periodic withdrawals. Participants also have the option to leave their vested account balance in the Plan, subject to certain limitations. A participant also may elect to receive a distribution of Company shares up to the amount of the participant's balance in the Caterpillar Stock Fund. The value of any full or fractional shares paid in cash will be based upon the average price per share the Trustee receives from sales of Company shares for the purpose of making the distribution.

Notes Receivable from Participants
The Plan provides for participant loans against eligible participant account balances. Eligible participants obtain loans by filing a loan application with the Plan's recordkeeper and receiving all requisite approvals. Loan amounts are generally limited to the lesser of $50,000 or 50 percent of the individual participant's vested account balance, with certain regulatory restrictions. Each loan specifies a repayment period that cannot extend beyond five years. However, the five-year limit shall not apply to any loan used to acquire any dwelling unit which within a reasonable time is to be used (determined at the time the loan is made) as the principal residence of the participant. Loans bear interest at the prime interest rate plus 1 percent, as determined at the time of loan origination. Loans that transferred to the Plan due to acquisitions are based upon the terms of the plan agreement in effect at the time of loan origination. Repayments, including interest, are made through payroll deductions and are credited to the individual participant's account balance. Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest.

Administration
The Plan is administered by the Company. Pursuant to procedures adopted by the Company, responsibility for the Plan's non-financial matters has been delegated to the U.S. Benefits Manager and responsibility for the Plan's financial matters has been delegated to the Caterpillar Inc. Benefit Funds Committee. The Company and the Benefit Funds Committee have entered into a trust agreement with The Northern Trust Company (the “Trustee”) to receive contributions, administer the assets of the Plan and distribute withdrawals pursuant to the Plan.

Plan Termination
The Company has the right under the Plan at any time to terminate the Plan, subject to provisions of ERISA. In the event of Plan termination, participants will become fully vested in all benefits which have been accrued up to date of termination and Plan assets will be distributed in accordance with the provisions of the Plan.

Plan Qualification
The Plan obtained its latest determination letter on March 16, 2015, in which the Internal Revenue Service ("IRS") stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2011.

2.	Summary of Significant Accounting Policies

New Accounting Guidance
Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) - In May 2015, the Financial Accounting Standards Board ("FASB") issued accounting guidance on disclosures for investments for which fair value is measured at net asset value (or its equivalent) using the practical expedient. The guidance removes the requirement to categorize in the fair value hierarchy investments for which fair value is measured at net asset value using the practical expedient. This guidance is effective for the Plan year ending December 31, 2016, with retrospective application required. The Plan’s management is currently reviewing the impact of this guidance on the Plan’s financial statements and notes to financial statements.

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments
The Plan's interest in the Master Trust and investments included in the participant directed brokerage accounts are valued as described in Note 4. Interest on investments is recorded as earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses
In 2014, the Plan charged a $5 per month per participant fee, which is transferred monthly from the Caterpillar Investment Trust into a holding account to pay expenses as they come due. The amount accumulated in the holding account is used to pay certain administrative expenses that have been approved by the Benefit Funds Committee including recordkeeping fees, trustee fees, plan education and audit fees. The Company pays any administrative expenses, excluding applicable expenses paid directly from participant accounts described below, which exceed amounts collected from participants annually by the Plan. If amounts collected from participants exceed certain administrative expenses, the Company determines whether a corrective action is appropriate which could include a reallocation of funds back to participant accounts or a structural change to the participant fees.

In addition, certain administrative expenses are paid directly from participant accounts. These administrative expenses include quarterly fees for participants invested in the participant directed brokerage option, quarterly fees for participants that utilize managed account services and processing fees for qualified domestic relations orders.

Participant Withdrawals
Participant withdrawals are recorded when paid.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Company believes the techniques and assumptions used in establishing these amounts are appropriate.

Risks and Uncertainties
The Plan invests in a combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Investment Programs
As discussed in Note 1, the core investment options and the model portfolios were replaced with Target Retirement Funds and a new menu of core investment options. Investment options that are currently available to participants consist of three main categories: Target Retirement Funds, core investment options (including the Caterpillar Stock Fund) and a participant directed brokerage option.

The Target Retirement Funds are portfolios created primarily from the Plan’s core investment options. The goal of these funds is to give participants investment options that provide an age appropriate asset allocation. Each Target Retirement Fund contains a blend of stock and bond investments. The proportion of stocks and bonds in each fund is based on an anticipated retirement date and will change over time. These funds automatically change the asset allocation over time to maintain an appropriate level of risk for the retirement horizon. Below are the Target Retirement Funds for participants based upon their birth year with the assumption that participants will retire at the age of 65.

Target Retirement Funds	Birth Years	Asset Allocation
Target Retirement Income Fund	Before 1954	37% stocks, 53% bonds and 10% cash equivalents
Target Retirement 2020 Fund	1954-1958	55% stocks and 45% bonds
Target Retirement 2025 Fund	1959-1963	65% stocks and 35% bonds
Target Retirement 2030 Fund	1964-1968	75% stocks and 25% bonds
Target Retirement 2035 Fund	1969-1973	82% stocks and 18% bonds
Target Retirement 2040 Fund	1974-1978	86% stocks and 14% bonds
Target Retirement 2045 Fund	1979-1983	86% stocks and 14% bonds
Target Retirement 2050 Fund	1984-1988	86% stocks and 14% bonds
Target Retirement 2055 Fund	After 1988	86% stocks and 14% bonds

Prior to December 15, 2014, participants had the option to invest in model portfolios (versus the Target Retirement Funds), which contained a specific mix of the Plan's core investments. The targeted percentages of stocks and bonds in each of the model portfolios were as follows:

*	Conservative	20% stocks and 80% bonds
*	Moderately Conservative	40% stocks and 60% bonds
*	Moderately Aggressive	60% stocks and 40% bonds
*	Aggressive	80% stocks and 20% bonds

In addition to the newly created Target Retirement Funds, the core investment options were changed on December 15, 2014 to consolidate actively managed investment funds and offer more index funds that are intended to provide plan participants with quality investment options that meet their needs. A multi-manager approach is taken to manage the actively managed investment funds.

Menu of Core Investment Options Before December 15, 2014	Menu of Core Investment Options On and After December 15, 2014
U.S. Large Cap Equity Funds	U.S. Large Cap Equity Funds
1 Caterpillar Stock Fund 2 Large Cap Growth Equity Fund 3 Large Cap Value Equity Fund 4 Large Cap Blend Equity Fund 5 U.S. Equity Broad Index Fund	1 Caterpillar Stock Fund 2 U.S. Large Cap Equity Fund 3 U.S. Large Cap Equity Index Fund
U.S. Small/Mid Cap Equity Funds	U.S. Small/Mid Cap Equity Funds
6 Mid Cap Equity Fund 7 Small Cap Equity Fund	4 U.S. Small/Mid Cap Equity Fund 5 U.S. Small/Mid Cap Index Fund
International Equity Funds	International Equity Funds
8 International Equity Fund 9 International Equity Broad Index Fund	6 International Equity Fund 7 International Equity Index Fund
Capital Preservation Funds	Capital Preservation Funds
10 Stable Principal Fund	8 Stable Principal Fund 9 Money Market Fund
Fixed Income Fund	Fixed Income Fund
11 Bond Fund 12 Bond Index Fund	10 Bond Fund 11 Bond Index Fund

The Caterpillar Stock Fund consists of Caterpillar Inc. common stock and a small amount of cash and/or cash equivalents.

The participant directed brokerage option allows participants to invest outside of the standard Plan options. Hewitt Financial Services is the custodian for funds invested through this participant directed brokerage option. The types of investments offered through the participant directed brokerage option are individual company stocks (excluding Caterpillar Inc. common stock), exchange traded funds, registered investment companies and fixed income securities such as bonds.

Participants also have the option to enroll in professional account management through the Plan’s recordkeeper for additional, separately charged fees.

4.	Master Trust
Substantially all of the Plan's investments are held in the Caterpillar Investment Trust, which was established for the investment of the Plan and other Company sponsored retirement plans. The Northern Trust Company is the Trustee of the Caterpillar Investment Trust and the custodian for funds invested through the core investments and the Target Retirement Funds (the funds invested through the core investments and the Target Retirement Funds are referred to as the “Master Trust” herein). Prior to December 15, 2014, the funds invested through the core investments and the model portfolios were considered the "Master Trust". The Plan and the other Company sponsored retirement plans pool their investments in the Master Trust in exchange for a percentage of participation in the Master Trust.

The percentage of the Plan's participation in the Master Trust was determined based on the December 31, 2014 and 2013 net asset values for the investment fund options chosen by participants of each plan. At December 31, 2014 and 2013, the Plan's interest in the net assets of the Master Trust was 61.12 percent 59.43 percent, respectively.

The following table presents the net assets of the Master Trust as of December 31, 2014 and 2013. Investments that represent 5 percent or more of the Master Trust's net assets are individually identified.

(in thousands of dollars)	2014	2013
ASSETS
Investments, at fair value
Caterpillar Inc. common stock	$2,402,654	$2,668,259
Common stocks	2,185,040	2,232,207
Preferred stocks	13,512	7,947
Preferred corporate bonds and notes	143,578	118,344
Other corporate bonds and notes	390,430	167,362
U.S. government securities	541,224	295,510
Fully benefit-responsive synthetic guaranteed investment contracts [1]	334,368	950,312
Common collective trusts:
NT Collective Russell 1000 Index Fund - Non-Lending	1,150,476	10,099
NT Collective All Country World - Ex-US IMI Fund - Non-Lending	701,296	—
NT Collective Russell 3000 Index Fund - Non-Lending	—	621,350
Other	774,672	1,087,772
Registered investment companies	37,832	2,149
Interest bearing cash	105,007	28,427
Other investments, net	98,038	56,114
	8,878,127	8,245,852

Other assets
Cash	978	821
Receivable for plan transfers [2]	—	258,749
Receivables for securities sold	81,521	44,206
Accrued income	11,895	7,445
	94,394	311,221

Total Master Trust assets	8,972,521	8,557,073

LIABILITIES
Payables for securities purchased	(244,917)	(100,468)

Net Master Trust assets, at fair value	8,727,604	8,456,605

Adjustment from fair value to contract value for fully benefit-responsive synthetic guaranteed investment contracts	(1,159)	(2,303)

Net Master Trust assets	$8,726,445	$8,454,302

Plan’s interest in net Master Trust assets with fully benefit-responsive synthetic guaranteed investment contracts at contract value	$5,333,228	$5,024,577

1 In 2014, includes ($47,590) thousand of payables for securities purchased and $18,938 thousand of receivables for securities sold.
In 2013, includes ($61,682) thousand of payables for securities purchased and $4,746 thousand of receivables for securities sold.

2 On December 31, 2013, the Progress Rail Services Corporation 401(k) Plan and the Electro-Motive Diesel, Inc. Salaried Employees Retirement Savings Plan merged into the Caterpillar 401(k) Savings Plan. Plan assets were not transferred into the Master Trust until January 2014.

As the Plan has a specific interest in the Master Trust, the below table provides the investment risk specific to the Plan based upon the investment programs available to participants as of December 31, 2014 and 2013.

Investment Program	2014	2013
Caterpillar Stock Fund	24.5%	30.3%
U.S. Large Cap Equity Funds	14.2%	21.4%
U.S. Small / Mid Cap Equity Funds	5.4%	6.3%
International Equity Funds	7.3%	10.0%
Capital Preservation Funds	5.1%	11.6%
Fixed Income Funds	7.3%	6.8%

Target Retirement Funds	36.2%	N/A
Modeled Portfolios	N/A	13.6%

Investments are stated at fair value and are valued as described below:

•	Common and preferred stocks: Primarily valued at quoted market prices.

•
Preferred and other corporate bonds and notes: Valued based on matrices or models from reputable pricing vendors and may be determined by factors which include, but are not limited to market quotations, yields, maturities, call features, ratings, institutional size trading in similar groups of securities and developments related to specific securities.

•	U.S. government securities: Valued based on matrices or models from reputable pricing vendors.

•
Fully benefit-responsive guaranteed investment contracts: Valued based upon the type of underlying investment: 1) Corporate and government bonds and mortgaged and asset backed securities are valued based on matrices or models from reputable pricing vendors; 2) Common collective trusts are stated at net asset value, which represents the fair value of the underlying investments; and 3) the value of the wrap contracts, if any.

•	Common collective trusts: Primarily stated at net asset value, which represents the fair value of the underlying investments.

•	Registered investment companies: Valued at quoted market prices that represent the net asset value of shares held by the Master Trust.

•	Interest bearing cash: Stated at cost which approximates fair value.

•	Other investments, net: Primarily valued at quoted market prices, when available, or are valued based on matrices or models from reputable pricing vendors.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables summarize investments measured at fair value based on net asset value per share and other investments that have unfunded commitments or redemption restrictions as of December 31, 2014 and 2013.

(in thousands of dollars)
December 31, 2014	Fair Value	Unfunded Commitments	Redemption Restrictions	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trusts:
Stocks:
U.S.	$1,156,371	—	None	Daily	None
Non-U.S.	$702,367	—	None	Daily	None
Short-term investments	$379,505	—	None	Daily	None
U.S. government securities	$366,017	—	None	Daily	None
Private placement - Mortgages	$22,184	—	Yes [1]	Monthly [1]	Yes [1]

Fully benefit-responsive synthetic guaranteed investment contracts:
Common collective trusts:
Short-term investments	$44,225	—	None	Daily	None

[1] Redemptions allowed once per month and restricted to available cash on hand as determined by the trustee of the fund. A notice of redemption is required five days prior to the last business day of the month.

(in thousands of dollars)
December 31, 2013	Fair Value	Unfunded Commitments	Redemption Restrictions	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trusts:
Stocks:
U.S.	$353,139	—	None	Daily	None
Non-U.S.	$665,757	—	None	Daily	None
Short-term investments	$427,730	—	None	Daily	None
U.S. government securities	$256,185	—	None	Daily	None
Private placement - Mortgages	$16,410	—	Yes [1]	Monthly [1]	Yes [1]

Fully benefit-responsive synthetic guaranteed investment contracts:
Common collective trusts:
Short-term investments	$77,654	—	None	Daily	None

[1] Redemptions allowed once per month and restricted to available cash on hand as determined by the trustee of the fund. A notice of redemption is required five days prior to the last business day of the month.

During 2014, the Master Trust's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

(in thousands of dollars)	2014
Net appreciation (depreciation) in fair value of investments:
Caterpillar Inc. common stock	$48,975
Common stocks	154,135
Preferred stocks	(1,075)
Preferred corporate bonds and notes	2,673
Other corporate bonds and notes	6,526
U.S. government securities	9,724
Common collective trusts:
NT Collective Russell 1000 Index Fund - Non-Lending	27,523
NT Collective All Country World - Ex-US IMI Fund - Non-Lending	(16,559)
Other	79,386
Registered investment companies	(276)
Other investments, net	(9,529)
Net appreciation (depreciation) in fair value of investments	$301,503

The following table presents the changes in net assets for the Master Trust for the year ended December 31, 2014.

(in thousands of dollars)	2014
Changes in Net Assets:
Net appreciation (depreciation) in fair value of investments	$301,503
Interest	40,517
Caterpillar Inc. common stock dividends	71,928
Dividends	46,511
Other income	1,320
Net investment income (loss)	461,779

Transfers, net [1]	(175,666)
Administrative expenses not directly allocated to the plans and other expenses [2]	(13,970)
Net increase (decrease) in net assets	272,143

Net assets
Beginning of the year	8,454,302
End of the year	$8,726,445

[1] Represents items recorded at the plan level such as contributions, benefit payments, plan transfers and plan specific administrative expenses.
[2] Primarily related to fees and expenses paid to professional money managers who manage the investment funds.

Dividend income is recorded as of the ex-dividend date. Interest is recorded daily as earned. The Master Trust presents in Net investment income (loss), the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade-date basis.

Investment Contracts
The Master Trust holds fixed income fully benefit-responsive investment contracts, referred to as synthetic guaranteed investment contracts (“synthetic GICs”), in which an investment contract is issued by an insurance company or a financial services institution (American General Life Insurance Company, Monumental Life Insurance Company and State Street Bank and Trust Company). The synthetic GICs, designed to help preserve principal and provide a stable crediting rate of interest, are fully benefit-responsive and provide that plan participant initiated withdrawals will be paid at contract value. The synthetic GICs are primarily backed by a portfolio of fixed income investments, which are effectively owned by the Plan. The assets underlying the synthetic GICs are maintained by a third party custodian, separate from the contract issuer's general assets. In 2014, the underlying investments of the portfolio consisted of corporate and government bonds ($191.3 million), mortgaged and asset backed securities ($127.6 million) and a common collective trust fund ($44.2 million) consisting of short-term investments. In 2013, the underlying investments of the portfolio consisted of corporate and government bonds ($620.0 million), mortgaged and asset backed securities ($309.3 million) and a common collective trust fund ($77.7 million) consisting of short-term investments. The synthetic GICs are obligated to provide an interest rate not less than zero. These contracts provide that realized and unrealized gains and losses of the underlying assets are not reflected immediately in the assets of the fund, but rather are amortized, usually over the duration of the underlying assets, through adjustments to the future interest crediting rate. The future interest crediting rate can be adjusted periodically and is primarily based on the current yield-to-maturity of the covered investment, plus or minus amortization of the difference between the market value and contract value of the covered investment over the duration of the covered investment at the time of computation. The issuers guarantee that all qualified participant withdrawals will occur at contract value. There are no reserves against contract value for credit risks of the contract issuers or otherwise.

Employer initiated events, if material, may affect the underlying economics of the investment contracts. These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of a trust or other events. The occurrence of one or more employer initiated events could limit the Plan's ability to transact at contract value with the issuers. Except for the employer initiated events above, the synthetic GICs do not permit the issuers to terminate the agreement prior to the scheduled maturity date at an amount different from contract value. As of December 31, 2014, the Company does not believe that the occurrence of an event that would limit the ability of the Plan to transact at contract value with the issuers is probable.

A summary of the average yields for the synthetic GICs are as follows:

Average Yields	December 31, 2014	December 31, 2013
Based on actual income	1.55%	1.45%
Based on interest rate credited to participants	1.69%	1.83%

The guidance on reporting of fully benefit-responsive investment contracts requires the Statements of Net Assets Available for Benefits to present the fair value of the synthetic GICs, as well as an adjustment of the fully benefit-responsive synthetic GICs from fair value to contract value.

Fair Value Measurements
The guidance on fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. This guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally-developed market assumptions. In accordance with this guidance, fair value measurements are classified under the following hierarchy:

•	Level 1 - Quoted prices for identical instruments in active markets.

•
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

•	Level 3 - Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, quoted market prices are used to determine fair value and such measurements are classified within Level 1. In some cases where market prices are not available, observable market based inputs are used to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates. These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

The significance of transfers between levels was evaluated based upon the nature of the financial instrument and size of the transfer relative to total net Master Trust assets. For the year ended December 31, 2014, there were no transfers in or out of Levels 1, 2 or 3.

Master Trust assets that are measured at fair value as of December 31, 2014 and 2013 are summarized below:

	Fair Value Measurements as of December 31, 2014
(in thousands of dollars)	Level 1	Level 2	Total
Stocks:
U.S.	$4,040,548	$4	$4,040,552
Non-U.S.	558,502	2,152	560,654
Corporate bonds and notes:
U.S.	—	441,159	441,159
Non-U.S.	—	92,849	92,849
U.S. government securities:
Agency mortgage-backed securities	—	288,538	288,538
Bonds	—	252,686	252,686
Fully benefit-responsive synthetic guaranteed investment contracts [1]	—	334,368	334,368
Common collective trusts:
Stocks	—	1,858,738	1,858,738
Short-term investments	—	379,505	379,505
U.S. government securities	—	366,017	366,017
Private placement - Mortgages	—	22,184	22,184
Registered investment companies	37,832	—	37,832
Interest bearing cash	105,007	—	105,007
Other investments, net	43,610	54,428	98,038
Total assets	$4,785,499	$4,092,628	$8,878,127

[1] Includes ($47,950) thousand of payables for securities purchased and $18,938 thousand of receivables for securities sold.

	Fair Value Measurements as of December 31, 2013
(in thousands of dollars)	Level 1	Level 2	Total
Stocks:
U.S.	$4,367,319	$9	$4,367,328
Non-U.S.	541,073	12	541,085
Corporate bonds and notes:
U.S.	—	239,550	239,550
Non-U.S.	—	46,156	46,156
U.S. government securities:
Agency mortgage-backed securities	—	192,857	192,857
Bonds	—	102,653	102,653
Fully benefit-responsive synthetic guaranteed investment contracts [1]	—	950,312	950,312
Common collective trusts:
Stocks	—	1,018,896	1,018,896
Short-term investments	—	427,730	427,730
U.S. government securities	—	256,185	256,185
Private placement - Mortgages	—	16,410	16,410
Registered investment companies	2,149	—	2,149
Interest bearing cash	28,427	—	28,427
Other investments, net	31,767	24,347	56,114
Total assets	$4,970,735	$3,275,117	$8,245,852

[1] Includes ($61,682) thousand of payables for securities purchased and $4,746 thousand of receivables for securities sold.

The participant directed brokerage accounts Plan assets are not included in the Master Trust. The participant directed brokerage accounts assets that are measured at fair value as of December 31, 2014 and 2013 are summarized below:

	Fair Value Measurements as of December 31, 2014
(in thousands of dollars)	Level 1	Level 2	Total
Stocks:
U.S.	$40,073	$—	$40,073
Non-U.S.	7,320	—	7,320
Registered investment companies	179,199	37,928	217,127
Total assets	$226,592	$37,928	$264,520

	Fair Value Measurements as of December 31, 2013
(in thousands of dollars)	Level 1	Level 2	Total
Stocks:
U.S.	$24,044	$—	$24,044
Non-U.S.	4,428	—	4,428
Non-U.S. corporate bonds and notes	—	84	84
Registered investment companies	149,092	31,711	180,803
Total assets	$177,564	$31,795	$209,359

Derivatives
Within the Master Trust, certain investment managers may use derivative financial instruments to meet fund objectives and manage exposure to foreign currency, interest rate and market fluctuations. The following is a description of the types of derivative contracts the Master Trust may use:

•
Credit contracts: Credit default swaps are used to manage exposure to credit risk. A credit default swap is a contract in which, for a fee, a protection seller agrees to pay a protection buyer an amount resulting from a credit event on a reference entity. If there is no credit default event or settlement trigger, as defined by the contract, then the protection seller makes no payment to the protection buyer and receives only the contractually specified fee. However, if a credit event occurs, the protection seller will be required to make a payment to the protection buyer.

•
Equity contracts: Equity index futures contracts are used by investment managers to invest excess cash into equity benchmarks, such as the MSCI EAFE and S&P 500. These contracts are settled in cash daily. Investment managers may also invest in equity rights and warrants which gives the holder the right to purchase securities from the issuer at a specific price within a certain time frame.

•
Foreign exchange contracts: Foreign currency exchange rate movements create a degree of risk by affecting the U.S. dollar value of instruments denominated in foreign currencies. Forward contracts are used by investment managers to manage foreign exchange rate risks associated with certain investments. These contracts are presented gross (buy side of the contract as a receivable and sell side of the contract as a payable) in the Net Master Trust assets.

•
Interest rate contracts: Interest rate movements create a degree of risk by affecting the amount of interest payments and the value of debt instruments. Investment managers use interest rate swaps, total return swaps, futures contracts, options and swaptions to manage interest rate risk.

The fair value of these derivative contracts are included in Other investments, net, Receivables for securities sold and Payables for securities purchased in the Net Master Trust assets. The related appreciation (depreciation) is included in Other investments, net in the Net investment income (loss) of the Master Trust. As of December 31, 2014 and 2013, the fair value of these derivative financial instruments was $467 thousand and $104 thousand, respectively. In 2014, the effect of these derivatives on Net investment income (loss) of the Master Trust was $2 million, which is primarily related to equity contracts.

5.	Parties-in-Interest
The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in securities of the Company.

The investment options available to the participants, as summarized in Note 3, include the Caterpillar Stock Fund. The Master Trust also invests in the U.S. Large Cap Equity Index Fund, U.S. Small/Mid Cap Index Fund, International Equity Index Fund, Money Market Fund, and the Bond Index Fund, which are sponsored and managed by The Northern Trust Company, the Trustee for the Master Trust. Prior to December 15, 2014, the Trustee sponsored the U.S Equity Broad Index Fund, International Equity Broad Index Fund, and the Bond Index Fund. The Northern Trust Company also invests excess cash in equitization accounts and manages liquidity pools for the actively managed investment funds. The custodian of the funds invested in the participant directed brokerage option is Hewitt Financial Services, a subsidiary of Aon Hewitt which currently provides third party administrative and other plan related services to the Plan. These transactions, as well as participant loans, qualify as exempt party-in-interest transactions.

6.	Reconciliation of Financial Statements to Form 5500
The following table reconciles the Net assets available for benefits per the audited financial statements to the Form 5500 Annual Report:

(in thousands of dollars)	2014	2013
Net assets available for benefits per financial statements	$5,741,684	$5,375,445
Certain deemed distributions of participant loans	(449)	(300)
Adjustment from contract value to fair value for fully benefit-responsive synthetic guaranteed investment contracts	648	1,131
Net assets per Form 5500	$5,741,883	$5,376,276

The following table reconciles the Plan's Increase (decrease) in net assets available for benefits per the audited financial statements to the Form 5500 Annual Report:

(in thousands of dollars)	2014
Plan's increase (decrease) in net assets available for benefits per financial statements	$365,401
Change in certain deemed distributions of participant loans	(149)
Change in adjustment from contract value to fair value for fully benefit-responsive synthetic guaranteed investment contracts	(483)
Net income (loss) per Form 5500	$364,769

Supplemental Schedules

Caterpillar 401(k) Savings Plan
EIN 37-0602744 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2014
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Plan's interest in the Caterpillar Investment Trust	Master Trust – at fair value	**	$5,333,876,003
*	Hewitt Financial Services	Participant directed brokerage accounts	**	264,520,347
*	Notes receivable from participants	Participant loans net of deemed distributions (various maturity dates through September 30, 2024, various interest rates ranging from 2.81% to 11.00%)	—	86,009,505
		Total Investments		$5,684,405,855
* Denotes party in interest.
** Cost information is not applicable for participant directed investments.

Caterpillar 401(k) Savings Plan
EIN 37-0602744 Schedule G, Part III - Nonexempt Transactions Year Ended December 31, 2014
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Identity of party involved	Relationship to plan employer or party in interest	Description of transaction, including maturity date, rate of interest, collateral, par or maturity value	Purchase Price	Selling Price	Lease Rental	Expenses incurred in connection with transaction	Cost of Asset *	Current Value of Asset **	Net gain or (loss) on each transaction
Caterpillar Inc.	Plan Sponsor	Certain expenses of other Caterpillar Inc. sponsored plans were inadvertently paid from the assets of the Caterpillar 401(k) Savings Plan from 2011-2013, resulting in an impermissible loan from the Plan to the Plan sponsor. The principal amount and the related earnings were repaid to the Plan in May 2014. The excise tax was paid in June 2014.	$—	$—	$—	$—	$4,856	$5,468	$—

* Cost of asset represents the principal amount of the loan as of May 15, 2014
** Current value of asset represents the principal amount of the loan and accrued interest as of May 15, 2014

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CATERPILLAR 401(K) SAVINGS PLAN

June 26, 2015	By:	/s/LeAnne K. Moritz
		Name:	LeAnne K. Moritz
		Title:	Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm